FIRST TRUST DYNAMIC EUROPE EQUITY INCOME FUND
                             120 EAST LIBERTY DRIVE
                            WHEATON, ILLINOIS 60187


                               September 21, 2015


Karen Rossotto, Esq.
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549


       Re:      First Trust Dynamic Europe Equity Income Fund
                 (Registration Nos. 333-205681 and 811-23072)
                ---------------------------------------------


Dear Ms. Rossotto:

      The undersigned, First Trust Dynamic Europe Equity Income Fund, Registrant, pursuant to the provisions of Rule 461 of the General Rules and Conditions of the Securities and Exchange Commission under the Securities Act of 1933, hereby respectfully requests that the Commission consent to the filing of the amendment of the Registration Statement and grant acceleration of the effectiveness of said Registration Statement, as amended, so that the same may become effective at 12:00 p.m., Eastern Daylight Time, on September 24, 2015, or as soon thereafter as practicable.

                                         Very truly yours,

                                         First Trust Dynamic Europe Equity
                                            Income Fund

                                         By:  /s/ W. Scott Jardine
                                              ------------------------------
                                              W. Scott Jardine